

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

Via E-mail
John C. Hadjipateras
President and Chief Executive Officer
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, CT 06878

> **Re:** **Dorian LPG Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 17, 2014**
> **File No. 333-194434**

Dear Mr. Hadjipateras:

We have reviewed your responses to the comments in our letter dated April 10, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

Prospectus Summary, page 1

Recent Developments, page 5

1. We note the additional disclosure that you are currently negotiating a potential private placement of approximately $25 million with a strategic investor which would conclude on or prior to the closing of this offering. In a pre-effective amendment, please update the status of this transaction.

Unaudited Interim Financial Statements for the Period July 1, 2013 (inception) through December 31, 2013, page 43

2. We note the changes that have been made to footnote (6) in response to our prior comment 2 but are unable to determine how you calculated or determined the weighted average number of common shares used to compute basic and diluted earnings per share of the period from April 1, 2013 to December 31, 2013 based on the revised disclosures provided in footnote (6). Please supplementally provide us with the computation of the 78,735,961 weighted average common shares outstanding used to compute pro forma basic and diluted earnings per share for this period.

3. We note from your response to our prior comment 4 that the reverse stock split ratio has not been determined and not yet approved by the board of directors, and hence, is not reflected in the current financial statements. Once the reverse stock split has been finalized and approved, please revise the financial statements as of July 1, 2013 and for the period July 1, 2013 through December 31, 2013, to reflect this reverse stock split. You should also provide a note to the financial statements disclosing the details of this reverse stock split, similar to the language included in your response to us.

Exhibit 10.3

4. We note your response to our prior comment 7 and reissue in part. It appears that Exhibit 10.3 is material to you and that you have filed such agreement pursuant to Item 601(b)(10) of Regulation S-K. We further note that you have redacted certain information from Exhibit 10.3 without filing a confidential treatment application related to the redacted information. Please refile a complete copy of the agreement or, alternatively, submit a confidential treatment application with respect to the redacted information. Refer to Staff Legal Bulletin No.1 (with Addendum) dated July 11, 2001 for guidance regarding submitting confidential treatment applications. Please note that confidential treatment applications must be completed and all issues must be resolved before we act on a request for acceleration regarding the associated registration statement.

Exhibit 10.13

5. We note your response to our prior comment 8 and reissue in part. Please refile a fully executed copy of the agreement. In this regard, we note that the filed version does not include conformed signatures.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP